January 20, 2026

Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Ms. Ezra:

On October 31, 2025, Northern Lights Fund Trust (the "Trust" or the "Registrant"), on behalf of its series, Toews Agility Shares Hedged Risk ETF (the "Fund"), filed post-effective amendment No. 1507 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund.

You provided oral comments to Joseph Faia with respect to the Amendment. Please find below the Fund’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

Comment 1: We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, not withstanding any review, comment, action, or absence of action by the Securities & Exchange Commission staff (the "Staff").

Response: The Registrant so acknowledges.

Comment 2: Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosures.

Response: The Registrant so acknowledges.

Comment 3: Please provide your response to the Staff’s comments on EDGAR at least five business days of the effective date. Please also send me notice by email at EzraKal@sec.gov and include a redline cop showing changes from the initial filing.

January 20, 2026

Response: The Registrant so acknowledges.

Cover Page

Comment 4: We note that the ticker symbol associated with the Fund is appearing as MRSK. Please review the Fund’s ticker symbol and confirm that the correct ticker is listed.

Response: The Registrant notes that MRSK is the ticker symbol for Toews Agility Shares Managed Risk ETF and confirms that the Fund’s ticker symbol is HRSK.

Sunnary Prospectus

Fees and Expenses of the Fund

Comment 5: Please provide a completed fee table and expense example for review.

Response: The Registrant has revised the fee table and expense example as follows:

Principal Investment Strategies

Comment 6: Please explain how the Fund intends to hedge. Additionally, please explain what "long-dated put options (‘LEAPS’)" are. With respect to option writing, please supplementally confirm that the Fund is fully covering as stated in the disclosure regarding covered call option writing in the risks. Furthermore, please clarify the disclosure as applicable.

Response: With respect to hedging, the Registrant notes the following disclosure:

The Fund buys long-dated put options (“LEAPS”) against these positions to offset the risk of adverse price movements, and buys and writes shorter-dated call and/or put options against the same positions to reduce volatility and to receive income from written call options.

The following risk disclosure has been added:

The premiums received by the Fund from writing options may not be sufficient to offset any losses sustained from underlying instrument price declines. The Fund’s use of options for hedging purposes may not work as intended, resulting in losses for the Fund. The purchase of long-dated put options may result in higher transaction costs than purchasing shorter term options.

January 20, 2026

Principal Risks

Comment 7: Please disclose applicable risks in the risk section associated with "long-dated put options (‘LEAPS’)."

Response: Please see the revised prospectus disclosure attached hereto ans the response to Comment 6 above.

Comment 8: We note that "Cash Transaction Risk" is listed under Item 4, but not Item 9. To the extent that "Cash Transaction Risk" is a principle risk, please include the risk under Item 9.

Response: The Registrant has included "Cash Transaction Risk" in its Item 9 disclosure.

If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla